SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of:  August 3, 2007

Commission File Number 000-50634

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

93 Benton Hill Road

Sharon, CT  06069

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's News Release dated August 2, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corporation

(Registrant)

“James E. Sinclair”

Date:   August 3, 2007

James E. Sinclair, Chief Executive Officer

Exhibit 1

Corporate Office:

Form 20-F, File No. 0-50634

93 Benton Hill Road

Trade Symbol:

Sharon, CT  06069

   TSX:

     TNX

Tel:  (860) 364-1830

   AMEX:  TRE

Fax:  (860) 364-0673

Vancouver Office:

Suite 1400 – 355 Burrard Street

Vancouver, BC  V6C 2G8

Toll Free: 1-800-811-3855

Email:

    investors@TanzanianRoyaltyExploration.com

Tel: (604) 669-5598

Website:  www.TanzanianRoyaltyExploration.com

Fax: (604) 669-8915

News Release -  August 2, 2007

Tanzanian Royalty Receives Assay Results

From MDN for Mnezeki Project in Tanzania

Tanzanian Royalty Exploration Corporation (“Tanzanian Royalty”) is pleased to announce that MDN Inc. (“MDN”) has released further assay results from its Mnezeki Project in the Tulawaka area of Tanzania which is held under option from Tanzanian Royalty.

A total of 1,736 meters of RC drilling and 1,252 meters of RAB drilling have been completed on the Mnezeki Project. The table below shows certain encouraging results in addition to re-analysis (with asterisks) of several holes completed in 2006 which had produced low grade results.

Hole No	From (Meters)	To (Meters)	Length (Meters)	Grade g/t gold
NPRAB-26	37	45	8	2.41
	50	51	1	1.97
NPRAB-29	6	7	1	2.09
MKRC-06*	14	15	1	1.04
MKRC-09*	5	7	2	8.10
MKRC-13*	51	52	1	1.73
MKRC-20*	43	44	1	2.40
MKRC-26	51	52	1	1.56
MKRAB-08*	23	24	1	1.93

*Re-analyzed drilling results from 2006

Because of the nature of RC and RAB drilling it is difficult to accurately determine the true width and orientation of the mineralized intercepts in the preceding table.

Drilling was carried out on two adjacent licenses located on the Mnezeki project which covers 109.8 km2 and is located approximately 20 km east of the Tulawaka Gold Mine. Although the results remain preliminary, they show the presence of gold deposits of potential significance, says MDN.

All samples wer0e analyzed by fire assay at the SGS laboratories in Tanzania, certified under international standards. A rigorous program of analytical grade verification implemented by MDN included 12% control samples. Drilling was carried out under the management of geologist Laurent Millo, and supervised by geologist Dominique Fournier, Ph.D., who acted as a qualified person in accordance with NI 43-101.

Respectfully Submitted,

“James Sinclair”

James E. Sinclair

Chairman and Chief Executive Officer

For further information, please contact Investor Relations at 1-800-811-3855

Visit our website:  www.TanzanianRoyaltyExploration.com

The Toronto Stock Exchange and American Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors -  The United States Securities and Exchange Commission permits U.S.  mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms on this news release, such as “measured”, “indicated”, and “inferred” “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-50634, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements.  Investors are referred to our description of the risk factors affecting the Company, as contained in our Form 20-F, File No. 0-50634, for a more information concerning these risks, uncertainties, and other factors.